Exhibit 99.4

METAL STORM LIMITED ACN 064 270 006 OTC: MTS XY ASX: MST

Metal Storm confirms completion of non-renounceable pro rata rights issue

Brisbane, Australia – 24 November 2011: Metal Storm Limited.

Metal Storm Limited (Metal Storm or the Company) is pleased to announce the results of the 1 for 1 non-renounceable rights issue announced on 17 and 25 October 2011 (Entitlement Offer).

Metal Storm received applications under the Entitlement Offer totaling approximately A$1.53 million which comprises A$1.28 million in entitlement acceptances and A$0.25 million in applications for additional shares. The Board would like to thank all Shareholders who participated in the Entitlement Offer for their continued support.

All shareholders who submitted valid applications for their entitlements and for additional shares will receive 100% of their applications.

As a result of the Entitlement Offer, a total of 509,732,257 new shares will be issued by Metal Storm, increasing the total number of fully paid ordinary shares on issue to 2,782,477,835.

As previously announced, the Directors reserve the right to place the shortfall of 1,744,513,321 ordinary shares under the Entitlement Offer within 3 months of the closing date of the Entitlement Offer.

In accordance with the timetable for the Entitlement Offer, it is currently anticipated that:

•	the issue of all shares under the Entitlement Offer will occur on 29 November 2011;

•	normal trading of the new shares will commence on 30 November 2011; and

•	holding statements for new shares will be dispatched by 30 November 2011.

Shareholders who applied for shares under the Entitlement Offer and want to trade these shares before receiving their holding statements should confirm their allocation before doing so.

The Company, as previously announced, continues to seek further funding to meet its medium term capital requirements and may seek shareholder approval for further capital restructuring in due course.

Metal Storm Limited

ACN 064 270 006

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY

Company Contact:

Australia & USA

Dr Lee Finniear - Chief Executive Officer, Metal Storm Limited - Ph: +61 7 3147 8600

Mr Peter Faulkner – President, Metal Storm Inc. – Ph: +1 703 2488218

About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.